Exhibit 22.1

MVC AUTOMOTIVE GROUP GMBH

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and December 31, 2017

(in thousands of Euro)

Index

Independent Auditors’ Report

To the management of

MVC Automotive Group GmbH

Brünner Straße 66

1210 Vienna

Report of independent Auditors

We have audited the accompanying consolidated financial statements of MVC Automotive Group GmbH and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and December 31, 2017, and the related consolidated statements of income, comprehensive income / (loss), shareholders’ equity and cash flow for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MVC Automotive Group GmbH and its subsidiaries as of December 31, 2018 and December 31, 2017, and the results of their operations and their cash flows for the three years then ended in accordance with accounting principles generally accepted in the United States of America.

Vienna, December 6, 2019

/s/ Alexandra Rester
Alexandra Rester
PwC Wirtschaftsprüfung GmbH

CONSOLIDATED FINANCIAL STATEMENTS	MVC AUTOMOTIVE GROUP GMBH	December 31, 2018 and 2017

I.                                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017
	in EUR thsd.	in EUR thsd.
Assets
Cash and cash equivalents	€2,904	542
Trade accounts receivable, net	€7,532	7,444
Inventories	€53,192	35,146
Prepaid expenses and other assets	€5,294	4,792
Total current assets	€68,922	47,924

Other intangible assets, net	€7	46
Property, plant and equipment, net	€18,967	19,383
Deferred tax assets	€779	670
Total non-current assets	€19,754	20,098

Total assets	€88,675	68,023

Liabilities and shareholders’ equity

Bank loans short-term	€10,096	4,981
Current portion of long-term financial liabilities	€306	656
Trade accounts payable	€1,210	2,803
Customer advances/prepayments	€692	572
Financial payables for acquisition of cars	€55,472	34,025
Finance lease liabilities short-term	€65	129
Short-term personnel provisions	€125	56
Provisions, accrued expenses and other short term liabilities	€6,442	4,945
Income taxes payable	€65	0
Total current liabilities	74,473	48,167

Long-term personnel provisions	€2,800	2,864
Financial liabilities due to related parties	€7,055	4,514
Bank loans long-term	€1,704	8,882
Finance lease liabilities long-term	€1,586	1,651
Total non-current liabilities	€13,153	17,911

Share capital	€100	100
Additional paid in capital	€27,190	27,190
Accumulated deficit	€(25,727)	(24,764)
Accumulated other comprehensive loss	€(515)	(583)
Total shareholders’ equity	€1,048	1,943
Total liabilities and shareholders’ equity	€88,675	68,023

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	for the year	for the year	for the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2018	2017	2016
	in EUR thsd.	in EUR thsd.	in EUR thsd.

Revenue	€153,137	157,754	149,934
Cost of sales	€(139,469)	(145,252)	(137,642)
Gross profit	€13,668	12,502	12,292

Operating expenses:
Sales, administrative, and other expenses	€(13,086)	(11,624)	(14,641)
Total operating expenses	€(13,086)	(11,624)	(14,641)

Other operating income:
Income from disposal of property, plant and equipment	€14	0	2,503
Miscellaneous operating income	€168	275	1,336
Total other operating income	€182	275	3,839
Operating income	€764	1,153	1,490

Interest income	€0	0	43
Interest expense	€(1,403)	(1,264)	(1,292)
Foreign exchange income/(expense)	€(349)	377	7
Other financial result	€(19)	(18)	(19)
Income / (Loss) before income taxes	€(1,007)	248	229

Income tax benefits/(expenses)	€45	(206)	(69)
Net profit / (loss)	€(962)	42	160

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	for the year	for the year	for the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2018	2017	2016
	in EUR thsd.	in EUR thsd.	in EUR thsd.

Net profit / (loss)	€(962)	42	160
Other comprehensive loss, net of tax:
Actuarial losses *	€94	(5)	(156)
Translation adjustments	€(26)	190	1
Other comprehensive income / (loss)	€68	185	(155)
Comprehensive income / (loss)	€(894)	227	5

* net of tax effects of minus EUR 32 thsd. (2017: EUR 1 thsd. and 2016: EUR 52 thsd.)

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	for the year	for the year	for the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2018	2017	2016
Operations	in EUR thsd.	in EUR thsd.	in EUR thsd.

Net profit / (loss)	€(962)	42	160
Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	€1,466	1,409	2,312
Net recognized losses (gains) on disposal of tangible and intangible assets	€(14)	0	(2,503)
Deferred income taxes	€(141)	192	17
Personnel provisions	€131	(1)	(444)
Changes in operating assets and liabilities:
Accounts receivable	€(88)	223	2,119
Inventories	€(18,046)	891	(3,129)
Other current assets	€(502)	(285)	(858)
Accounts payable	€19,974	(3,291)	(1,957)
Other current liabilities	€1,498	(765)	(824)
Other long-term liabilities	€(65)	(140)	(50)
Net cash provided by (used in) operating activities	€3,251	(1,725)	(5,157)

Investing
Purchases of property, plant and equipment and intangible assets	€(1,363)	(1,360)	(1,636)
Proceeds from disposal of property, plant and equipment and intangible assets	€313	786	7,501
Net cash (used in) provided by investing activities
	€(1,050)	(574)	5,865

Financing
Proceeds from issuance of debt	€2,003	1,209	4,356
Repayments of debt	€(1,865)	(1,093)	(5,508)
Capital increase	€0	1,032	0
Net cash providedby (used in) financing activities	€138	1,148	(1,152)

Effect of exchange rates	€23	(40)	2

Net change in cash and cash equivalents	€2,362	(1,191)	(442)
Cash and cash equivalents, beginning of period	€542	1,733	2,175
Cash and cash equivalents, end of period	€2,904	542	1,733

Supplemental disclosures
Interest paid, net of capitalized interest	€(1,061)	(1,024)	(1,292)
Income tax paid, net	€(31)	(8)	(52)

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended

December 31, 2018, 2017 and 2016

in EUR thsd.

		Additional
in EUR thsd	Share capital	paid in capital	Acc. deficit	Acc. other comprehensive loss	Total

Balance at December 31, 2015	€100	26,158	(24,966)	(613)	679
Net profit	€0	0	160	0	160
Other comprehensive loss	€0	0	0	(155)	(155)
Balance at December 31, 2016	€100	26,158	(24,806)	(768)	684

Capital increase	€0	1,032	0	0	1,032
Net profit	€0	0	42	0	42
Other comprehensive profit	€0	0	0	185	185
Balance at December 31, 2017	€100	27,190	(24,764)	(583)	1,943
Net loss	€0	0	(962)	0	(962)
Other comprehensive profit	€0	0	0	68	68
Balance at December 31, 2018	€100	27,190	(25,727)	(515)	1,048

The notes are an integral part of these consolidated financial statements.

II.                                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE           1                                         BACKGROUND AND COMPANIES INCLUDED

These Consolidated Financial Statements (together “MVC Automotive Group”) include the accounts of:

•                  MVC Automotive Group GmbH (Vienna), holding company

•                  MVC Automotive Austria GmbH (Vienna)

•                  MVC Immobilien GmbH (Vienna)

•                  MVC Motors GmbH (Vienna)

•                  CARL Autovermietung GmbH (Vienna), since 2018

•                  Auto Motol Beni A.S. (Prague)

MVC Automotive Group GmbH is 100% owned by MVC Capital Inc., USA. All subsidiaries included in “MVC Automotive Group” are 100% owned by MVC Automotive Group GmbH, Vienna.

MVC Automotive Group was established in September 2007. Today, MVC Automotive Group offers the following brands with its licensed car dealerships: Ford, Volvo, Fiat and Alfa Romeo. Since the beginning of 2018 MVC Automotive Group also offers the car brands Jeep and Nissan.

In 2016 MVC Automotive Group has left the Belgian market.

In March 2018 CARL Autovermietung GmbH, a new company for long-term car rental, was founded. The new company is a 100% subsidiary of MVC Automotive Austria GmbH.

NOTE           2                                         BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). MVC Automotive Group has elected to use the EURO as its reporting currency. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements may not necessarily reflect MVC Automotive Group’s results of operations, financial position and cash flows in the future or what its results on operations, financial position and cash flows would have been, had each of the entities included in MVC Automotive Group been a stand-alone entity during the periods presented.

The assets and liabilities of the companies are stated at historical costs and are included in the consolidated financial statements of MVC Automotive Group from the beginning of the earliest period presented as if they had always been part of the Consolidated Group.

GOING CONCERN

The consolidated financial statements are prepared under the assumption that the Consolidated Group continues its operations in the future as a going concern.

After net losses of EUR 1.0 million in 2016 and EUR 4.4 million in 2015 the Austrian Subgroup achieved a turn around and recorded a small profit of EUR 76 thsd. in 2017 and a profit of EUR 899 thsd. in 2018.

After a period of sustained losses in 2015, the Board took several measures and actions. Restrictive cost cutting measures were set in the whole Group.

The going concern issues of Somotra N.V., Belgium, have been solved by the sale of the business to Coventry Motors S.A. in 2016. With this transaction, MVC Automotive Group has left the Belgian market. In January 2019 MVC Automotive Group GmbH, Vienna, received the final judgement regarding the pending liquidation and insolvency proceedings of the Belgium subsidiary. As a result of the final judgment, MVC Automotive Group has to pay an additional EUR 2 million. The expenses were covered by the D&O insurance up to an amount of EUR 1.2 million.

In October 2019 MVC Capital Inc., USA, decided to grant additional fundings of USD 1.0 million (EUR 905 thsd.) to MVC Automotive Group GmbH, Vienna. Thereof MVC Automotive Group GmbH received a payment of EUR 860 thsd. from MVC Capital Inc., USA, classified as a capital contribution, to cover the expenses from the judgement received regarding the CEGEAC insolvency proceedings including legal costs (refer to Note 12 and 17).

Management prepared the consolidated financial statements under the going concern principle as management confirms that future financing a repayment of debts is secured, as sufficient funding and credit lines exists.

To improve the capital structure and preserve liquidity of its Austrian operations MVC Automotive Group GmbH received a short-term loan of USD 7.2 million from MVC Capital Inc, USA, whereof USD 3.8 million were paid in 2016, USD 1.1 million in May 2017 and another USD 2.3 million in March 2018. Additionally a capital contribution of EUR 1.0 million was granted in May 2017 from MVC Capital Inc, USA.

The maturity date of the total bridge loan of USD 7.2 million is June 30, 2019. An extension of the maturity date of the bridge loan until December 31, 2020 was granted in September 2019.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of MVC Automotive Group GmbH (Vienna) and its subsidiaries.

Intercompany transactions and balances have been eliminated. Equity investments through which we exercise significant influence over but do not control the investee and are not the primary beneficiary of the investee’s activities are accounted for using the equity method. Investments through which we are not able to exercise significant influence over the investee and which do not have readily determinable fair values are accounted for under the cost method.

Subsidiaries are all entities over which MVC Automotive Group GmbH has the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is transferred to MVC Automotive Group and are deconsolidated from the date on which MVC’s control ceases.

BUSINESS COMBINATIONS

ASC Topic 805 (“Business Combinations”) requires that companies record acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Purchased intangibles with definite lives are amortized over their respective useful lives. When a bargain purchase incurs, which is the case when the fair value of the acquired business exceeds the purchase price, this surplus in fair value is recognized as a gain from bargain purchase.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to long-lived asset and indefinite-lived intangible asset impairment analyses, asset retirement obligations, warranty obligations, restructuring accruals, valuation of deferred taxes, obligations related to income taxes, obligations related to employee benefits and the useful lives of property and equipment.

Actual results could differ from those estimates. Future changes in economic conditions may have a significant effect on such estimates made by management. Management believes the following significant accounting policies affect its more significant estimates, judgments and assumptions used in the preparation of our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2018 the FASB issued an update providing narrow-scope improvements for lessors. The amendments related to sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and nonlease components. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. The amendments will be effective for fiscal years beginning after December 15, 2019. We anticipate this standard could have an impact on our consolidated financial statements, and we are currently evaluating its impact.

In August 2018 the FASB issued an amendment regarding the modification and addition of the disclosure requirements on fair value measurements (Topic 820) including the consideration of costs and benefits. The amendment applies to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date and early adoption is permitted. The amendment will be effective for all entities for fiscal years beginning after December 15,

2019. We anticipate this standard will have no material impact on our consolidated financial statements.

In July 2018 the FASB issued an update, which provide entities with another transition method by allowing them to initially apply the new leases standard at adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and provide lessors with a practical expedient to separate components of a contract. The amendments in this update also clarify which Topic — Topic 842 or Topic 606 — applies for combined contracts. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. The amendments will be effective for fiscal years beginning after December 15, 2019. We anticipate this standard could have an impact on our consolidated financial statements, and we are currently evaluating its impact.

In July 2018 the FASB issued a separate update for improvements regarding the amendments to Leases (Topic 842) in February 2016, which are not yet effective but an early adoption permit, to increase stakeholders’ awareness of the amendments and to expedite the improvements amendment. The amendments in this update make corrections to the new lease standard and clarifies how to apply certain aspects of the new lease standard. For entities that have not early adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. The amendments will be effective for fiscal years beginning after December 15, 2019. We anticipate this standard could have an impact on our consolidated financial statements, and we are currently evaluating its impact.

In March 2017 the FASB issued an update to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost. The amendments in this Update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendment will be effective for annual reporting periods beginning after December 15, 2017 and early adoption is permitted. The new standard did not have a material impact on the current financial statements.

In January 2017 the FASB issued an Update to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The new standard will be effective for annual reporting periods beginning after December 15, 2017. The new standard did not have an impact on the current financial statements, as a change in evaluation is only prospective.

In June 2016 the FASB issued an update on the measurement of credit losses on financial instruments. The amendments replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to credit loss estimates. The amendments are effective for fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. We anticipate this standard will have an impact on our consolidated financial statements, and we are currently evaluating its impact.

In April 2016 the FASB issued an update on the recognition of revenue from contracts with customers to identify performance obligations and to clarify the accounting for licenses of intellectual property. The amendments in this update affect the guidance in the Accounting Standard “revenue from contracts with customers”, which is not yet effective. The new standard will be effective for annual reporting periods beginning after December 15, 2018 and early adoption is permitted, but only for periods beginning after December 15, 2016. The new standard was included in the Group’s adoption of ASC 606 Revenue from Contracts with Customers.

In February 2016 the FASB issued an update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. The amendments are effective for fiscal years beginning after December 15, 2019. We anticipate this standard will have an impact on our consolidated financial statements, and we are currently evaluating its impact.

In November 2015 the FASB issued an update to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments are effective for fiscal years beginning after December 15, 2017. This standard had an impact on our consolidated financial statements and we changed the presentation of deferred tax assets and liabilities on the face of the balance sheet to comply with the amendments. The new standard has been adopted on January 1, 2017 on a retrospective method.

In July 2015 the FASB issued an amendment to the accounting standards to align the measurement of inventory according to US GAAP more closely to the measurement of inventory in IFRS. The amendment was effective for fiscal years beginning after December 15, 2016 and there was no material impact on the consolidated financial statements.

New Revenue Recognition Standard

In May 2014, the FASB issued a new comprehensive set of revenue recognition principles (ASU No. 2014-09, Revenue from Contracts with Customers) that supersedes most existing U.S. GAAP revenue recognition guidance (including ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts). The new standard will become effective for annual reporting periods beginning after December 15, 2017.

In March 2016 the FASB issued a standard related to the recognition of revenue from contracts with customers to clarify the principal versus agent considerations in its new revenue recognition standard. The amendments in this update affect the guidance in Accounting Standard “revenue from contracts with customers”. The new standard is effective for annual reporting periods beginning after December 15, 2017.

In May 2016 the FASB issued an update related to revenue from contracts with customers to clarify the guidance on assessing the collectability criteria, presenting sales taxes and other similar taxes collected from customers, considering noncash, contract modifications at transition, completed contracts at transition and technical correction. The new standard is effective for annual reporting periods beginning after December 15, 2017.

MVC Automotive Group adopted ASC 606 Revenue from Contracts with Customers including the amendments issued by the FASB with a date of initial application of January 1, 2018 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. As a result, the Group has changed its accounting policy for revenue recognition. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606 while prior period amounts continue to be reported in accordance with legacy GAAP. Therefore the comparative information has not been adjusted and continues to be reported under Topic 605. We elected the practical expedient for contract modifications.

The new standard requires companies to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time based on when control of goods and services transfer to a customer. The effect of applying the new guidance to our existing book of contracts has no significant impact on earnings since the majority of revenues is generated by the sale of cars or spare parts due to point in time revenue recognition. Revenues generated for services rendered are usually completed within a short period (e.g. a few days) leading to no work in progress as of the end of the financial year. There were no material unsatisfied performance obligations from service contracts and warranty extension contracts as of the transition date.

The sales and service contracts of the group do not include material variable considerations.

The new Standard led to a change in timing and presentation, but had no impact to cash or economics.

We refer to Note 16 Revenue from Contracts with Customers for further information on the Group’s accounting policies for revenue sources within the scope of ASC 606.

SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

On May 28, 2014 ASC 606 Revenue From Contracts with Customers, was issued by the FASB. ASC 606 provides an overview of how revenue is recognized from an entity’s contracts with customers and provides accounting guidance related to revenue from contracts with customers. The guidance applies to all entities and to all contracts with customers with the exception of the following transactions:

•                  Lease contracts within the scope of Topic 840, Leases

•                  Insurance contracts within the scope of Topic 944, Financial Services — Insurance

•      Financial instruments and other contractual rights or obligations within the scope of the following Topics: Topic 310 Receivables, Topic 320 Investments — Debt and Equity Securities, Topic 323 Investments — Equity Method and Joint Ventures, Topic 325 Investments — Other, Topic 405 Liabilities, Topic 470 Debt, Topic 815 Derivatives and Hedging, Topic 825 Financial Instruments, Topic 860 Transfers and Servicing

•                  Guarantees (other than product or service warranties) within the scope of Topic 460, Guarantees

•      Nonmonetary exchanges between entities in the same line of business to facilitate sales to customers or potential customers.

A contract may comprise elements that are in the scope of other guidance, and residual elements that are in the scope of ASC 606.

The core principle of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expect to be entitled in exchange for those goods or services.

On January 1, 2018, MVC Automotive Group adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). The Group’s revenues that fall within the scope of ASC 606 are recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The majority of the Group’s revenues that fall within the scope of ASC 606 come from the sale of vehicles and spare parts, extended warranties and service contracts. The Group’s revenues from short-term and long-term leasing contracts are outside the scope of ASC 606.

MVC Automotive Group recognized revenue in accordance with the core principle of ASC 606 by applying the five-step process:

1.              Identify the contract with a customer

2.              Identify the performance obligations in the contract

3.              Determine the transaction price

4.              Allocate the transaction price to the performance obligations

5.              Recognize revenue when its performance obligations are satisfied

Revenue is measured based on a consideration specified in a contract with a customer when a performance obligation is satisfied by transferring control over a product or service to a customer over time or at a point in time at an extent that reflects the consideration we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties.

The Group’s majority revenues from the sale of vehicles and spare parts are recognized at a point in time, after the control has been transferred, generally when the vehicle or spare part is released to the customer. Performance obligations from extended warranty and service contracts are satisfied over time — the customers simultaneously receives and consumes the benefits. Revenues over time are measured using the period’s cost to estimated total cost. This represents the input method — cost to cost.

Cost for shipping and handling activities to customers for the sale of the vehicles, spare parts and services after the customer obtains control of the goods are recorded as cost of sales and are expensed as incurred.

The following is a description of principal activities accounted for under ASC 606 — separated by nature of goods and services — from which the Group generates its revenue:

Nature of goods and services

Sale of vehicles, spare parts

The majority of the Group’s revenues are generated by the sale of cars and spare parts, both to private customers and business customers. MVC Automotive Group generates revenues from the sale of new and used cars and spare parts. The transaction price to which the Group expects to be entitled in exchange for the transferred goods is composed of fixed cash considerations and variable considerations (eg. individual discounts). Significant financing components in the form of advance payments are recorded separately but not material within MVC Automotive Group. Revenue from the sale of vehicles is recognized at the point of time the control transfers to the customers, which is generally when the vehicle is released to the customer and net of variable considerations, including but not limited to cash sales incentives, customer bonuses and rebates discounts and redemption of the old car. Revenue from the sale of spare parts is recognized net of discounts at the point of time the control transfers to the customer, generally upon delivery.

We use price discounts to adjust vehicle pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, sales incentive programs received, the intensity of market competition, consumer demand for the product.

Extended warranty and service contracts

This generated revenue primarily consist of revenues from vehicle-related after-sale services such as warranty extension contracts or optional service/maintenance agreements. We offer customers the opportunity to purchase separately priced extended warranty and service contracts. Extended warranty and service contracts are provided for different periods, which is determined in the contract. Vehicles and extended warranty respectively service contracts may be sold separately or in packages. Occasionally MVC

Automotive Group sells vehicles with a service contract included in the sales price of the vehicle.

We recognize revenue for separately sold warranty and service contracts over the warranty/service period using the ratio of the periods cost to estimated total costs. Costs are charged to expense as incurred, losses are recognized immediately. Any variable considerations or a redemption of the old car is allocated to the observable standalone price of the vehicle. As the customer has the option to purchase the extended warranty separately, the warranty is a distinct service (service warranty) because we promise to provide the service to the customer in addition to the sale of a vehicle.

The warranty covering the normal warranty period, which cannot be purchased separately and do not include additional services, is not treated as separate performance obligation and accounted for as cost accrual under Subtopic ASC 460-10.

If a sale contract of a vehicle and an extended warranty or service contract with the same customer are entered into at or near the same time, negotiated as a package and the amount of consideration paid in the one contract depends on the price of the other contract (after sales contracts), for accounting purposes these contracts are treated as one contract.

Revenues generated for services and warranties rendered are usually completed within a short period (e.g. a few days) leading to no work in progress as of the end of the financial year. There are no material unsatisfied performance obligations from service contracts and warranty extension contracts as of December 31, 2018 and 2017.

The open sales and service contracts of the group as of December 31, 2018 and 2017 do not include material variable considerations.

Some of our contracts contain a repurchase agreement, which is an obligation or right to repurchase the vehicle. In these cases the customers does not obtain control of the vehicle because he is limited in its ability to direct the use and obtain all of the remaining benefit from the asset (vehicle). Dependent from the repurchase price compared to the original selling price these transactions are accounted for as a lease under ASC 840, if the repurchase price is less than the original selling price or as a financing agreement under ASC 606 if the repurchase price is equal or more than the original selling price.

LEASE

The Group also recognizes revenue from short-term and long-term leasing contracts, which are concluded with private and business customers. ASC 840 defines lease as conveying the right to use the asset for a stated period of time.

These leasing contracts concluded by MVC Automotive Group are in general in the scope of ASC 840 as the repurchase price is less than the original selling price.

Corresponding to Topic 840 the Group determines the lease component and then allocates the transaction price in accordance with Topic 606 to allocate consideration between the lease and non-lease components (e.g. service/maintenance). Revenues from allocated consideration for lease components are accounted for under Topic 840 and for non-lease components under Topic 606. Revenue from these operating lease contracts is recognized over time, generally monthly over the term of the lease agreement on a straight-line basis to the extent revenues exceed the related expenses such as depreciation.

COST OF SALES AND SELLING, ADMINISTRATIVE AND OTHER EXPENSES

Our income statement classifies our Automotive total costs and expenses into two categories: (i) cost of sales, and (ii) selling, administrative, and other expenses. We include within cost of sales those costs related to the purchase and distribution of our vehicles, parts, and services. Specifically, we include in cost of sales each of the following: purchase costs of new and used vehicles; service parts; freight costs; warranty; labor and other costs related to the purchase of our products and services rendered; depreciation and amortization and other associated costs. We include within selling, administrative, and other expenses labor and other costs not directly related to the purchase of our products and services rendered, including such expenses as advertising and sales promotion costs. Advertising, sales promotion and other product-related costs are also expensed as incurred.

We record the revenues of incentive programs offered by the manufacturer as a reduction to cost of sales at the time of the purchase from the manufacturer.

We establish reserves for product warranty obligations, including the estimated cost of these services, when the related sale is recognized. The estimated future costs of these actions are principally based on assumptions, as well as historical claims experience for our vehicles.

Costs associated with these actions are recorded in Cost of Sales.

RESTRUCTURING ACTIONS —EXIT AND DISPOSAL ACTIVITIES

We account for employee separation, exit and disposal activities in accordance with the relevant accounting guidance on these topics. Actions associated with restructuring plans include, but are not limited to, workforce reductions and capacity adjustments.

Costs associated with these actions may include, but are not limited to, employee severance, accelerated post-employment benefits, relocations, contract terminations, and legal claims.

Post-employment benefits accrued for workforce reductions related to restructuring activities are recorded in the period when it is probable that employees will be terminated.

Other associated costs such as relocations, contract terminations are recorded when the costs are incurred. Costs associated with actions that will exceed one year are reflected on a discounted basis.

INCOME TAXES

MVC Automotive Austria GmbH, Vienna, is a group parent for corporate income tax purposes for MVC Immobilien GmbH, Vienna, MVC Motors GmbH, Vienna and CARL Autovermietung GmbH, Vienna. Under group taxation provisions in Austria, the profits and losses of group members are offset, reducing the basis for calculating corporate income tax. Therefore, MVC Automotive Austria GmbH is the only entity recognized for corporate income tax purposes for group taxation.

The holding company MVC Automotive Group GmbH, Vienna, and the subsidiary Auto Motol Beni A.S. (Prague), are classified as separate entities for income tax purposes. Their income or loss is included in the income tax returns of their respective countries.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for net operating loss and tax credit carryforwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are recognized if it is more likely than not that the benefit from the deferred tax asset will not be realized. In addition, current income taxes include adjustments to accruals or uncertain tax positions and related interest expense or income.

CASH AND CASH EQUIVALENTS

Highly liquid investments with original maturities of three months or less at the date of purchase are classified as cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at nominal value less an allowance for doubtful accounts.

A significant percentage of our accounts receivable is derived from sales of new and used vehicles to customers. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial conditions.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain an allowance for doubtful accounts as a contra asset to our accounts receivable balances. A provision for probable losses is charged against selling, administrative and other expenses to maintain the allowance for doubtful accounts at an amount management believes represents the best estimate of potential losses related to specifically identified receivables, as well as probable losses inherent in all other receivables as of the balance sheet date. Management periodically and systematically evaluates the adequacy of the allowance for doubtful accounts by reviewing historical loss experience, delinquency statistics and other factors in the economy that are expected to have an impact on the losses incurred, in addition to specifically identified probable losses. As of December 31, 2018 the allowance for doubtful debts amounts of EUR 41 thsd., as of December 31, 2017 of EUR 47 thsd. As of December 31, 2018 and 2017 the amount of past due receivables without allowance recorded is immaterial.

INVENTORIES

Inventories are stated at acquisition cost, subject to the lower of cost or net realizable value. Cost includes net prices paid for vehicles and spare parts purchased, charges for freight and overhead related to the purchase of inventories. MVC regularly reviews inventory quantities on hand, stock turn ratios, future purchase commitments with our suppliers, and the estimated utility of our inventory. These reviews include analysis of demand forecasts, current sales levels, pricing strategy, and cost trends. Used cars shall be reviewed monthly based on Eurotax-valuation. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis through a charge to cost of sales. The determination of market value and the estimated volume of demand used in the lower of cost or market analysis require significant judgment. The costing methodology for the cost of inventory within the MVC Automotive Group is at average cost.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally provided using the straight-line method over the estimated useful lives of the assets.

Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the leasehold improvement or the term of the underlying lease. Maintenance is expensed during the financial period in which they incurred.

Estimated useful lives of the assets are as follows:

Asset	Useful life
Land and buildings	10-30 years
Machinery, equipment and others	3-10 years

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets held and used (such as property, plant and equipment) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds the fair value of the asset or group of assets.

OTHER INTANGIBLE ASSETS

Intangible assets that have a definite useful life are generally amortized over their respective estimated useful lives, on a straight-line basis. The estimated useful lives of the intangible assets are reviewed by management each reporting period and whenever changes in circumstances indicate that the carrying value of the assets may not be recoverable.

FOREIGN CURRENCY

The functional currency of the companies included in these consolidated financial statements is the respective entity’s local currency. The assets and liabilities of our foreign operations, where the functional currency is the respective entity’s local currency, are translated into EUR using the exchange rate in effect as of the balance sheet date. Income statement amounts are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (AOCI).

Foreign currency exchange gains and losses arising from fluctuations in currency exchange rates on transactions and the effects of remeasurement of monetary balances denominated in currencies other than the functional currency are recorded in earnings as incurred and are included in other income.

FAIR VALUE MEASUREMENTS

The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the balance sheet date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the balance sheet date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data.

Level 3 — Pricing inputs include significant inputs that are generally not observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy.

At each balance sheet date, we perform an analysis of all instruments potentially subject to fair value measurement and include in Level 3 all of those whose fair value is based on significant unobservable inputs.

As of December 31, 2018 and 2017 MVC Automotive Group’s financial instruments measured at fair value primarily consist of Level 1 financial instruments such as cash and cash equivalents.

We measure debt at fair value for purposes of disclosure (see Note 10) using quoted prices from similar public debt with approximately the same remaining maturities, where possible. Where quoted prices are not available, we estimate fair value using discounted cash flows and market-based expectations for interest rates, credit risk, and the contractual terms of the debt instruments. For short-term debt with an original maturity date of one year or less, we assume that book value is a reasonable approximation of the debt’s fair value. The fair value of debt is categorized within Level 2 of the hierarchy.

NOTE           3                                         ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of AOCI as of December 31, 2018, 2017 and 2016 were as follows (in EUR thsd):

	Actuarial
	gains	Translation
in EUR thsd	(losses)	adjustments	Total
Balance at December 31, 2015	(447)	(166)	(613)
Total gain (loss) recorded in OCI	(208)	1	(207)
Tax effect	52	0	52
Balance at December 31, 2016	(603)	(165)	(768)

Total gain (loss) recorded in OCI	(6)	190	184
Tax effect	1	0	1
Balance at December 31, 2017	(608)	25	(583)

Total gain (loss) recorded in OCI	126	(26)	100
Tax effect	(32)	0	(32)
Balance at December 31, 2018	(514)	(1)	(515)

Actuarial losses reclassified from other comprehensive loss to operating loss were EUR 42 thsd. in the year ended December 31, 2018, EUR 44 thsd. in the year ended December 31, 2017 and EUR 29 thsd. in the year ended December 31, 2016.

NOTE    4              INVENTORIES

The components of inventories as of December 31, 2018 and 2017 were as follows (in EUR thsd):

	2018	2017
Raw materials and supplies	2,662	2,320
New cars	41,800	25,373
Used cars	8,730	7,453
Total	53,192	35,146

As of December 31, 2018 an inventory write-downs amounting to EUR 615 thsd. were recorded (December 31, 2017: EUR 475 thsd.).

NOTE    5              PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment as of December 31, 2018 and 2017 were as follows (in EUR thsd):

	Range of
	Useful Lives
	(years)	2018	2017
Land and buildings	10-30	25,771	25,672
Machinery, equipment and others	3-10	5,164	4,075
Prepayments (tangible assets) and
Assets under construction		84	79
		31,019	29,826
Accumulated depreciation		(12,052)	(10,443)
Total		18,967	19,383

In 2017 display cars of the Czech subsidiary amounting to a book value of EUR 807 thsd. as of December 31, 2017, were reclassified to inventories according to the group accounting principles.

At the beginning of 2017 an exit scenario was agreed between MVC Motors GmbH and the owner of Triester Strasse 207-209, Vienna, Austria. The operative business was merged in September 2016 into the location Brunn am Gebirge, Austria. This fact led to an impairment of tangible assets of EUR 658 thsd. in 2016 and a contract penalty of EUR

1.1 million recorded in 2017. These expenses were covered by an additional financing of MVC Capital Inc. (refer to Note 2).

In 2018 no material sales of tangible assets took place.

Depreciation of property, plant and equipment was EUR 1,426 thsd. in the year ended December 31, 2018 (2017: EUR 1,363 thsd. and 2016: EUR 2,270 thsd.).

Long-lived assets consist of property, plant and equipment and equipment and other assets on operating leases (refer to Note 12), net of accumulated depreciation and amortization. Long-lived assets by geographic area were as follows (in EUR thsd.):

Long-lived Assets	2018	2017
Austria	15,183	15,424
Czech Republic	3,791	4,005
Total	18,974	19,429

NOTE    6              OTHER INTANGIBLE ASSETS, NET

The components of other intangible assets, net as of December 31, 2018 and 2017 were as follows (in EUR thsd):

	Range of
	Useful Lives	2018	2017
Concessions, licenses and similar rights	3-5	1,112	1,111
Accumulated amortization		(1,105)	(1,065)
Total		7	46

Amortization for intangible assets was EUR 40 thsd. in the year ended December 31, 2018 (2017: EUR 46 thsd. and 2016: EUR 42 thsd.).

The expected amortization for intangible assets for the next five years is immaterial.

NOTE    7              TRADE ACCOUNTS RECEIVABLE, NET

The components of trade accounts receivable, net as of December 31, 2018 and 2017 were as follows (in EUR thsd):

	2018	2017
Trade accounts receivable	7,573	7,491
Allowance for doubtful accounts	(41)	(47)
Trade accounts receivable, net	7,532	7,444

NOTE    8              PREPAID EXPENSES AND OTHER ASSETS

The components of prepaid expenses and other assets as of December 31, 2018 and 2017 were as follows (in EUR thsd):

	2018	2017
Short-term tax receivables	2,365	1,564
Guarantees and deposits	889	828
Prepaid expenses	785	1,251
Sales and marketing incentives	773	672
Other	482	477
Total	5,294	4,792

NOTE    9              PROVISIONS, ACCRUED EXPENSES AND OTHER SHORT-TERM LIABILITIES

The components of provisions, accrued expenses and other short-term liabilities as of December 31, 2018 and 2017 were as follows (in EUR thsd):

	2018	2017
Personnel costs	1,643	1,773
Taxes other than income taxes	1,078	690
Deferred income	987	409
Legal provisions Cegeac	860	0
Credit balances customers	491	768
Product warranty costs	39	52
Other	1,343	1,253
Total	6,442	4,945

Legal provisons are related to the judgement received in January 2019 regarding the CEGEAC insolvency proceedings, (refer to Note 12 and 17). The outstanding amount as of December 2018 of EUR 860 thsd. (including legal costs) was covered by a capital contribution of MVC Capital Inc. in September 2019 and is included in other operating expenses.

NOTE    10           FINANCIAL LIABILITIES

The components of financial liabilities as of December 31, 2018 and 2017 were as follows (in EUR thsd):

		2018
			Carrying
Financial liabilities < 1 year	Interest Rate	Fair Value	Value
Car Financing Austria	variable 2.8 - 4.9%	44,237	44,237
Car Financing Czech Republic	variable 3.5 - 8.6%	11,235	11,235
Total financial payables for acquisition of cars short-term		55,472	55,472

Revolving facilities Austria	variable 1.35 - 2.80%	3,203	3,203
Loan MVC Immo, Austria	variable 1.67%	6,820	6,820
Other current accounts	floating	73	73
Total bank loans short-term		10,096	10,096

Finance lease liabilities short-term
Finance lease Austria	variable 3.6%	65	65
Total finance lease liabilities short-term		65	65

		2018
			Carrying
Financial liabilities > 1 year	Interest Rate	Fair Value	Value
MVC Inc.	fixed 6%	6,918	6,918
Tekers Holdings	fixed 4%	191	191
Total financial liabilities due to related parties long-term		7,109	7,109
thereof current portion long-term debt		44	44
thereof financial liabilities long-term		7,065	7,065

Bank loans long-term
Loan AMB	variable 3.18%	1,966	1,966
Total Bank loans long-term		1,966	1,966
thereof current portion long-term debt		262	262
thereof bank loans long-term		1,704	1,704

Finance lease liabilities long term
Finance lease Austria	variable 2.27 - 3.60%	1,586	1,586
Total finance lease liabilities long term		1,586	1,586

		2017
			Carrying
Financial liabilities < 1 year	Interest Rate	Fair Value	Value
Car Financing Austria	variable 2.9 - 4.9%	23,670	23,670
Car Financing Czech Republic	variable 1.5 - 7.7%	10,355	10,355
Total financial payables for acquisition of cars short-term		34,025	34,025

Revolving facilities Austria	variable 1.35 - 2.80%	4,718	4,718
Other current accounts	floating	263	263
Total bank loans short-term		4,981	4,981

Finance lease liabilities short-term
Finance lease Austria	variable 3.6%	129	129
Total finance lease liabilities short-term		129	129

		2017
			Carrying
Financial liabilities > 1 year	Interest Rate	Fair Value	Value
MVC Inc.	fixed 6%	4,360	4,360
Tekers Holdings	fixed 4%	198	198
Total financial liabilities due to related parties long-term		4,558	4,558
thereof current portion long-term debt		44	44
thereof financial liabilities long-term		4,514	4,514

Loan AMB	variable 1.36%	2,266	2,266
Loan MVC Immo, Austria	variable 1.67%	7,228	7,228
Total Bank loans long-term		9,494	9,494
thereof current portion long-term debt		612	612
thereof bank loans long-term		8,882	8,882

Finance lease liabilities long term
Finance lease Austria	variable 2.27 - 3.60%	1,651	1,651
Total finance lease liabilities long term		1,651	1,651

MVC Automotive Group and its subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks.

Short-term lines of credit including lines for car financing amount to EUR 14.3 million as of December 31, 2018 (December 31, 2017: EUR 12.7 million). The outstanding (drawn) amount as of December 31, 2018 was EUR 7.7 million (December 31, 2017: EUR 7.9 million). The undrawn amount of credit facilities amounts to EUR 6.6 million as of December 31, 2018 (December 31, 2017: EUR 4.8 million).

For a credit facility of EUR 6.5 million (December 31, 2017: EUR 6.5 million) due in January 2020 with Erste Bank der oesterreichischen Sparkassen AG, Vienna, Austria, of which a net amount of EUR 3 million was drawn as of December 31, 2018 (December 31, 2017: EUR 4.5 million), the financing bank obtained a letter of comfort from MVC Capital Inc.

As of December 31, 2018 long-term loans of EUR 8.8 million (December 31, 2017: EUR 9.5 million) are secured by a mortgage on real estate.

Thereof EUR 6.8 million (December 31, 2017: EUR 7.2 million) are related to a loan of MVC Immobilien GmbH, Vienna, with Bawag PSK AG, Vienna, Austria, secured by mortgage of real estate, valid until September 30, 2019. In June 2019 the loan was repaid and the refinancing for the premises in Vienna, Brünnerstrasse, until June 2031 was agreed with Raiffeisenbank, Zwettl.

In the course of the merger of Auto Motol Beni a.s. (Prague) and BE/NI Group a.s, Auto Motol Beni a.s. (Prague) entered into a long term financing agreement with Ceska Sporitelna s.r.o. secured by mortgage of real estate. The maturity date is May 2026 and the outstanding amount as of December 31, 2018 EUR 2.0 million (December 31, 2017: EUR 2.3 million).

Outstanding car financing facilities of EUR 55.5 million as of December 31, 2018 (December 31, 2017: EUR 34.0 million) for car financing are secured by reservation of title of the financed cars.

In Austria outstanding car financing facilities as of December 31, 2018 are with Santander Consumer Bank GmbH, Vienna, EUR 2.4 million (December 31, 2017: EUR 2.6 million), Ford Credit Europe Bank PLC, London, EUR 35.7 million (December 31, 2017: EUR 20.2 million), Autobank AG, Vienna, EUR 1.9 million (December 31, 2017: EUR 0.7 million), FCA Bank GmbH EUR 3.6 million (December 31, 2017: EUR 0.1 million) and Nissan Center Europe GmbH EUR 0.6 million (December 31, 2017: EUR 0 million). Undrawn credit lines for car financing amount to EUR 3.4 million as of December 31, 2018 (December 31, 2017: EUR 1.6 million).

In the Czech Republic, outstanding car financing facilities as of December 31, 2018 are with FCE Credit, s.r.o., Prague, EUR 9.7 million (December 31, 2017: EUR 8.7 million), sAutoleasing a.s., Prague, EUR 1.1 million (December 31, 2017: EUR 1.0 million) and CSOB Leasing a.s., Prague, EUR 0.4 million (December 31, 2017: EUR 0.7 million).

The table below summarizes the maturities and conditions of all financial liabilities, including the financing of cars acquired for business purposes (in EUR thsd.):

Debt maturities			Expected
as of December 31, 2018	Carrying Value	Interests	Payments
2019	65,939	3,027	68,966
2020	7,290	578	7,868
2021	374	83	457
2022	376	71	447
2023	348	59	407
thereafter	1,966	157	2,123
Total	76,294	3,976	80,270

The Group reports a positive shareholder’s equity as of December 31, 2018 in the amount of EUR 1,048 thsd. (December 31, 2017: EUR 1,943 thsd. and December 31, 2016: EUR 684 thsd.). At this point in time, short-term liabilities exceed short-term assets by EUR 5,551 thsd. (December 31, 2017: short-term liabilities exceed short-term assets by EUR 243 thsd. and December 31, 2016: EUR 6,764 thsd.). As of December 31, 2018, the Group generated a net loss for the year in the amount of EUR 962 thsd. (December 31, 2017 EUR 42 thsd. and as of December 31, 2016 EUR 160 thsd., including EUR 2,503 thsd. from the disposal of property, refer to Note 5). The annual loss for 2018 includes prior year expenses related to the insolvency and liquidation proceedings of the former Belgian subsidiaries amounting to EUR 974 thsd.

To improve the capital structure and preserve liquidity of its Austrian operations the parent company MVC Capital, Inc., New York, USA, granted short term financing of USD 7.2 million (EUR 6.3 million), whereof USD 3.8 million were paid in 2016, USD 1.1 million in May 2017 and another USD 2.3 million in March 2018. Additionally a capital contribution of EUR 1.0 million was granted in May 2017 from MVC Capital Inc., USA.

The maturity date of the total bridge loan of USD 7.2 million is December 31, 2020 (refer to Note 17).

In September 2019 MVC Automotive Group GmbH, Vienna, received a capital contribution from MVC Capital Inc., USA, of EUR 860 thsd. to cover the expenses from the judgement received regarding the Cegeac insolvency proceedings. (refer to Note 12). In addition, there exist unlimited credit lines with Ford Banks for Austria and the Czech Republic. Management assumes that future financing and repayment of debts are secured, as sufficient funding and credit lines exist.

Interest expenses for bank loans and car financing amount to EUR 1,403 thsd. in the year ended December 31, 2018 (2017: EUR 1,264 thsd. and 2016: EUR 1,292 thsd.).

NOTE    11           INCOME TAXES

VALUATION OF DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.

Our accounting for deferred tax consequences represents our best estimate of the likely future tax consequences of events that have been recognized on our financial statements or tax returns and their future probability. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, we record a valuation allowance.

The following table summarizes income tax (benefits) expenses before income taxes by jurisdiction (in EUR thsd.):

	2018	2017	2016
Current income tax benefit/(expense)
Austria (domestic income tax)	(7)	(7)	(7)
Belgium (foreign income tax)	0	0	0
Czech Republic (foreign income tax)	(89)	(8)	(45)
	(96)	(15)	(52)
Deferred income tax benefit/(expense)
Austria (domestic income tax)	119	(131)	(60)
Belgium (foreign income tax)	0	0	0
Czech Republic (foreign income tax)	22	(60)	43
	141	(191)	(17)
Total	45	(206)	(69)

A reconciliation of income tax (benefit) expense provided using the Austrian federal statutory tax rate of 25 percent to actual income taxes for 2018, 2017 and 2016 was as follows (in EUR thsd):

Income tax benefit/(expense)	2018	2017	2016
Income/ (loss) before income tax	(1,007)	248	229
Tax benefit at statutory tax rate	252	(62)	(57)
Valuation allowances	(1,086)	(704)	(851)
Foreign statutory rate difference	21	(1)	(14)
Unrecognized tax benefits of prior periods used in current period	229	0	459
Tax credit	540	540	263
Other	89	22	132
Total	45	(206)	(69)

Unrecognized tax benefits amount as of December 31, 2018, 2017 and 2016 as follows (in EUR thsd):

Unrecognized tax benefits	2018	2017	2016
Unrecognized tax benefits at beginning of period	8,646	8,482	11,562
Adjustments	19	0	0
Increases for tax positions in current period	303	164	747
Decreases for tax positions deconsolidation	0	0	(3,369)
Unrecognized tax benefits of prior periods used in current period	(276)	0	(459)
Unrecognized tax benefits at end of period	8,692	8,646	8,482

Operating losses carried forward from previous years for tax purposes were EUR 31.0 million at December 31, 2018 (December 31, 2017: EUR 28.7 million), resulting in a deferred tax asset of EUR 7.8 million as of December 31, 2018 (December 31, 2017, EUR 7.2 million). Deferred taxes from unrecognized tax benefits of the current period amount to EUR 0.9 million as of December 31, 2018 (December 31, 2017: EUR 1.5 million). There is no expiration date for tax losses of EUR 7.8 million. Tax benefits of operating loss and tax credit carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances.

In the absence of enough evidence of future profits, management decided to impair the deferred tax asset on, resulting in a valuation allowance of EUR 8.7 million as of December 31, 2018 (December 31, 2017: EUR 8.6 million) primarily for deferred tax assets related to tax losses carried forward and unrecognized tax benefits.

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax return purposes.

The table below summarizes the significant components of deferred tax assets and liabilities as of December 31, 2018 and 2017 (in EUR thsd):

Deferred Tax Assets	2018		2017
Inventory	0		35
Personnel provisions	583		590
Property, plant and equipment	236		51
Receivables	43		78
Net operating losses	7,751	0	7,167
Unused tax credits	940		1,479
Other	0		7
Total Gross Deferred Tax Assets	9.553	0	9.407
Less: Valuation Allowance	(8.691)	0	(8,646)
Total Net Deferred Tax Assets	862	0	761

Deferred Tax Liabilities	2018	2017
Property, plant and equipment	(83)	0
Loans payable	0	(91)
Other	0	0
Total Deferred Tax Liabilities	(83)	(91)

Net Deferred Tax Assets	779	670

NOTE    12           COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

LITIGATION

As of December 31, 2018 and 2017 no material claims and proceedings are pending.

Provisions have been established for matters in which we believe that losses are probable and can be reasonably estimated.

CEGEAC

On March 11, 2014 the Belgian subsidiary Cegeac S.A. declared bankruptcy. From the date of the bankruptcy order the company (and therefore, the directors) lost the right to manage its assets. All payments, acts or transactions carried out by the company and all payments made to the company after the declaration of bankruptcy are void. The trustee in bankruptcy represents the company took over the running of the business. The trustee in bankruptcy has wide discretionary powers including a power to sell the assets of the company and to distribute the proceeds to creditors.

These restrictions due to the bankruptcy proceedings and other restrictions limit MVC Automotive Group’s ability to benefit from the investment and maintain a controlling interest in the Belgian subsidiary. Therefore the investment in Cegeac S.A. is stated “at cost” and fully impaired as of December 31, 2018 and 2017.

In course of the bankruptcy proceedings various legal actions, governmental investigations, claims and proceedings are pending including matters arising out of employment-related matters; dealer, supplier and other contractual relationships. The matters include claims from current and former employees related to alleged unpaid wage, benefit, severance and other compensation matters.

As of December 31, 2018 and 2017, investments and amounts due from the Belgian subsidiary Cegeac were written off. As of December 31, 2018 and 2017 the consolidated financial statements include no payables to Cegeac.

In connection with the bankruptcy proceedings for Cegeac in November 2014 potential claims against MVC Automotive Group GmbH have been communicated to the Company. An official claim was sent in October 2015 to all involved parties. A unified defense has been worked out and a D&O insurance was contracted to carry all costs that may incur.

In January 2019 the Belgian court delivered the final judgement in the pending Cegeac law suit. MVC Automotive Group GmbH was thereby sentenced to an additional payment of 2 million EUR regarding the liquidation and insolvency process. Thereof an amount of 1.2 million was covered by the D&O insurance. Payment was received in September 2019. The outstanding amount of EUR 860 thsd. (including legal costs) was covered by a capital contribution of MVC Capital Inc. in September 2019. Due to the fact that the commitement of MVC Capital Inc. was only received after the balance sheet date, as of December 31, 2018 a liability of EUR 860 thsd. was included in provisions, accrued expenses and other short term liabilities.

As of December 31, 2017 no reserves for litigation losses were recorded at consolidated financial statements level. Bankruptcy proceedings and litigation are inherently unpredictable, however; and unfavorable resolutions could occur. Accordingly it is reasonably possible that an adverse outcome from such proceedings could also have a negative impact on companies included in the consolidated financial statements.

GUARANTEES AND INDEMNIFICATIONS

Guarantees and indemnifications are recorded at fair value at their inception. We regularly review our performance risk under these arrangements, and in the event it becomes probable we will be required to perform under the guarantee or indemnification, the amount of probable payment is recorded.

As of December 31, 2018 and 2017 the maximum potential payments and the carrying value of recorded liabilities related to guarantees and limited indemnities are immaterial.

ARRANGEMENTS WITH KEY SUPPLIERS

From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. These arrangements do not contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions.

CONDITIONAL ASSET RETIREMENT OBLIGATIONS

In connection with certain agreements, we have entered into agreements indemnifying certain lessors and other parties with respect to environmental conditions and other closure costs pertaining to real property we leased (owned).

It is not possible to estimate our maximum exposure under these indemnifications or guarantees due to the conditional nature of these obligations. Immaterial amounts have been recorded for such obligations as the majority of them are not probable or estimable at this time and the fair value of the guarantees at issuance was insignificant.

Asset retirement obligations relate to legal obligations associated with retirement of tangible long-lived assets that result from acquisition, construction, development or normal operation of a long-lived asset. An analysis is performed of such obligations associated with all real property owned or leased, including facilities, warehouses and offices. Estimates of conditional asset retirement obligations relate, in the case of owned properties, to costs estimated to be necessary for the legally required removal or remediation of various regulated materials. For leased properties such obligations relate to the estimated cost of contractually required property restoration. At December 31, 2018 and 2017 accruals for asset retirement obligations were not material.

NON CANCELABLE OPERATING LEASES AND FINANCE LEASES

The following table summarizes our minimum commitments under non cancelable operating leases and Finance leases having initial terms in excess of one year, primarily for property.

The majority of our lease payments are for operating leases. As of December 31, 2018, the future minimum rental commitments under operating and finance leases with non-cancelable lease terms in excess of one year were as follows (in EUR thsd):

Minimum
Operating Leases	commitments
2019	1,232
2020	1,012
2021	612
2022	262
2023	178
Thereafter	293
Total	3,589

Rental expense under operating leases was EUR 1,102 thsd. in the year ended December 31, 2018 (2017: EUR 2,403 thsd. and 2016: EUR 1,904 thsd.).

	Minimum	Interest	Principal
Finance Leases	commitments	Payments	Payments
2019	101	35	66
2020	101	34	67
2021	101	33	68
2022	101	31	70
2023	101	30	71
Thereafter	1,429	118	1,311
Total	1,932	281	1,651

Interest expense under finance leases was EUR 37 thsd. in the year ended December 31, 2018 (2017: EUR 44 thsd. and 2016: EUR 50 thsd.).

Finance leases included in property, plant and equipment are as follows (in EUR thsd):

Finance Leases - Assets	2018	2017
Land and Buildings	1,970	1,970
Machinery and equipment	1,215	1,215
	3,185	3,185
Less accumulated depreciation	(1,558)	(1,371)
Total	1,627	1,814

In February 2013 MVC Immobilien GmbH (lessor) and Hypo Tirol Leasing Wiener Betriebsansiedlungen GmbH signed a long term lease agreement in regard to business premises in Brunn am Gebirge. The contract was concluded based on a purchase price for land & buildings of EUR 4.6 million and a no cancelable lease term of 15 years. Because of the purchase obligation for MVC Immobilien GmbH to acquire the premises at the end of the lease term this contract was classified a finance lease.

In March 2019 MVC Immobilien GmbH bought the company premises in Brunn am Gebirge, therefore a financing contract to the amount of EUR 4 million was signed in December 2018 with Hypo Tirol Bank AG.

RENTAL CONTRACTS BUILDINGS

		EUR thsd
Lessor, Site	End of Contract	Annual rent
Fomoco, Vienna	December 2020	400
CPB Immobilien, Vienna	December 2021	350
Deutsch, Vienna	December 2017	200
other, Vienna	indefinite	70
Hypo Tirol Leasing, Brunn am Gebirge	February 2028	62
Total annual rent		1,082

NOTE    13           FAIR VALUE MEASUREMENTS

The following summarizes our financial assets and liabilities measured at fair value for disclosure purposes on a recurring basis as of December 31, 2018 and 2017 (in EUR thsd):

	2018		2017
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	2,904	2,904	542	542
Financial Liabilities (Note 10)	76,294	76,294	54,838	54,838

The estimated fair values have been determined by using available market information and valuation methodologies as described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value.

CASH AND CASH EQUIVALENTS

The carrying value of cash and cash equivalents approximates fair value due to the short maturity of these instruments and consists primarily of cash, marketable securities and time deposits.

FINANCIAL LIABILITIES

We estimate the fair values of our financial liabilities using quoted market prices where available. Where market prices are not available, we estimate fair value by discounting future cash flows using market interest rates, adjusted for non-performance risk over the remaining term of the financial liability. For short-term debt with an original maturity date of one year or less, we assume that book value is a reasonable approximation of the debt’s fair value.

NOTE    14           EMPLOYEE RETIREMENT AND OTHER BENEFITS

We sponsor both noncontributory and contributory defined other post-employment benefit obligations plans.

We have defined other post-employment benefit obligations plans (OPEB), primarily severance and jubilee benefits, in Austria and Belgium covering hourly and salaried employees. The largest portion of our worldwide obligation is associated with Austrian statutory severance payments obligations. Our OPEB plans are unfunded and the benefits are paid from general Company cash.

Employees of MVC Automotive Group, which joined the Austrian subsidiaries after 2002 are members of state managed retirement benefit schemes operated by the relevant governments. MVC Automotive Group is required to contribute a 1.53 percent of payroll costs to these schemes to fund the benefits. The only obligation of MVC Automotive Group with respect to these schemes is to make the specified contributions. The assets of the plans are held separately from those of MVC Automotive Group in funds under the control of trustees. The contribution amounts to EUR 106 thsd. in the year ended December 31, 2018 (2017: EUR 98 thsd. and 2016: EUR 106 thsd.).

Defined benefit pension and OPEB plan obligations are measured based on the present value of projected future benefit payments for all participants for services rendered to date. The measurement of projected future benefits is dependent on the provisions of each specific plan, demographics of the group covered by the plan, and other key measurement assumptions. For plans that provide benefits dependent on salary assumptions, we include a projection of salary growth in our measurements. No assumption is made regarding any potential changes to benefit provisions beyond those to which we are presently committed (e.g., in existing labor contracts).

The net periodic benefit costs associated with the Company’s defined benefit pension and OPEB plans are determined using assumptions regarding the benefit obligation as of the beginning of each year. Net periodic benefit costs are recorded in Automotive cost of sales and Selling, administrative, and other expenses. The benefit obligations are determined using assumptions as of the end of each year. The impact of plan amendments and actuarial gains and losses are recorded in Accumulated other comprehensive income/ (loss), and generally are amortized as a component of net periodic cost over the remaining service period of our active employees. Unamortized gains and losses are amortized only to the extent they exceed 10% of the market-related value of the benefit obligation of the respective plan (i.e., outside of corridor).

Curtailment gains or losses are recorded when an event occurs that significantly reduces the expected years of future service or eliminates the accrual of defined benefits for the future services of a significant number of employees. Upon a settlement, we recognize the proportionate amount of the unamortized gains and losses if the cost of all settlements during the year exceeds the interest component of net periodic cost for the affected plan. Expense from curtailments and settlements is recorded in Automotive cost of sales and Selling, administrative, and other expenses.

BENEFIT OBLIGATIONS

The following summarizes the changes in benefit obligations in the year ended December 31, 2018, 2017 and 2016 (in EUR thsd):

	Severance	Jubilee	Total
Defined benefit obligations December 31, 2015	(2,560)	(591)	(3,151)
Current Service costs (-)	(110)	(38)	(148)
Interest costs (-)	(61)	(13)	(74)
Actuarial gains/(losses)	(237)	160	(77)
Payments	482	53	535

Defined benefit obligations December 31, 2016	(2,486)	(429)	(2,915)
Current Service costs (-)	(103)	(18)	(121)
Interest costs (-)	(37)	(6)	(43)
Actuarial gains/(losses)	(51)	(37)	(88)
Payments	213	34	247

Defined benefit obligations December 31, 2017	(2,464)	(456)	(2,920)
Current Service costs (-)	(100)	(21)	(121)
Interest costs (-)	(33)	(6)	(39)
Actuarial gains/(losses)	83	(46)	38
Payments	103	15	118
Defined benefit obligations December 31, 2018	(2,411)	(514)	(2,925)

EXPENSE

The following summarizes the expenses in the year ended December 31, 2018, 2017 and 2016 (in EUR thsd):

	2018
Benefit obligations for	Severance	Jubilee	Total
Service cost	(100)	(21)	(121)
Interest cost	(33)	(6)	(39)
Amortization of actuarial gains/(losses)	(42)	(46)	(87)
Net (expense)/income	(175)	(72)	(248)

	2017
Benefit obligations for	Severance	Jubilee	Total
Service cost	(103)	(18)	(121)
Interest cost	(37)	(6)	(43)
Amortization of actuarial gains/(losses)	(44)	(37)	(81)
Net (expense)/income	(184)	(61)	(245)

	2016
Benefit obligations for	Severance	Jubilee	Total
Service cost	(110)	(38)	(148)
Interest cost	(61)	(13)	(74)
Amortization of actuarial gains/(losses)	(29)	160	131
Net (expense)/income	(200)	109	(91)

ASSUMPTIONS

Assumptions used to determine the benefit obligation and expense were as follows:

Weighted-Average Assumptions used to determine	2018
Benefit Obligations	Severance	Jubilee

Discount rate —ongoing benefits	1.60%	1.60%
Rate of compensation increase	2.00%	2.00%

Weighted-Average Assumptions Used to Determine Periodic Costs:
Discount rate —ongoing benefits	1.35%	1.35%
Rate of compensation increase	2.00%	2.00%

Weighted-Average Assumptions used to determine	2017
Benefit Obligations	Severance	Jubilee

Discount rate —ongoing benefits	1.35%	1.35%
Rate of compensation increase	2.00%	2.00%

Weighted-Average Assumptions Used to Determine Periodic Costs:
Discount rate —ongoing benefits	1.50%	1.50%
Rate of compensation increase	2.00%	2.00%

Weighted-Average Assumptions used to determine	2016
Benefit Obligations	Severance	Jubilee

Discount rate —ongoing benefits	1.50%	1.50%
Rate of compensation increase	2.00%	2.00%

Weighted-Average Assumptions Used to Determine Periodic Costs:
Discount rate —ongoing benefits	2.40%	2.40%
Rate of compensation increase	2.50%	2.50%

ESTIMATED FUTURE BENEFIT PAYMENTS AND AMORTIZATION

The following table presents estimated future gross benefit payments (in EUR thsd):

	Gross Benefit Payments
	Severance	Jubilee	Total
2019	93	32	125
2020	46	47	93
2021	26	51	77
2022	62	58	120
2023	127	36	163
2024 - 2029	1,009	202	1,211
Total	1,363	426	1,789

NOTE    15           TRANSACTIONS WITH RELATED PARTIES

The Company is and was engaged in transactions with the US ultimate parent company, MVC Capital Inc., with Tekers Holdings, Latvia, 100% owned by MVC Capital Inc. on commercial terms in their respective markets, considering the characteristics of the goods or services involved.

MVC CAPITAL INC.

As of December 31, 2018, MVC Capital Inc. had a 100 percent beneficial ownership interest in the Company.

In course of the cross border merger in 2013 MVC Capital Inc. made a capital contribution of USD 5 million (EUR 3.7 million) to MVC Automotive Group GmbH. Additionally the outstanding bridge loan (principal plus interest) of USD 1.8 million (EUR 1.3 million) was converted into further contribution. The total contribution of capital recorded in consolidated equity of MVC Automotive Group GmbH was EUR 5 million.

A recapitalization of the MVC Automotive Group GmbH by MVC Capital Inc. by an amount of EUR 2.9 million took place in May 2014.

To improve the capital structure and preserve liquidity a further recapitalization of the MVC Automotive Group GmbH by MVC Capital Inc. by an amount of EUR 4 million took place in 2015.

In 2016 a bridge loan of USD 3.8 million was granted from MVC Capital Inc. to MVC Automotive Group GmbH. In 2017 an additional refinancing of EUR 2.0 million was granted to MVC Automotive Group GmbH, whereof EUR 1,032 thsd. are a capital contribution and EUR 1.0 million (USD 1.1 million) an extension of the bridge loan.

In 2018 an additional refinancing of EUR 1.9 million was granted to MVC Automotive Group GmbH. The maturity date of the total bridge loan of USD 7.2 million is June 30, 2019, the interest rate amounts to 6%. The outstanding amount as of December 31, 2018 is EUR 6,918 thsd. (December 31, 2017: EUR 4,360 thsd.) including interest. An extension of the maturity date of the bridge loan until December 31, 2020 was granted in September 2019.

In October 2019 MVC Capital Inc., USA, granted additional fundings of USD 1.0 million (EUR 905 thsd.) to MVC Automotive Group GmbH, Vienna. EUR 860 thsd. were classified as a capital contribution, to cover the expenses from the judgement received regarding the CEGEAC insolvency proceedings. Payment was received in September 2019. USD 50 thsd. (refer to Note 12 and 17)

CÉGÉAC

On March 11, 2014 the former holding company in Belgium Cégéac S.A. declared bankruptcy. We also refer to Note 12.

JSC TEKERS

On August 1, 2016 auto Motol Beni a.s. (borrower) and Tekers Holdings, Lativia (lender) signed a loan agreement, related to the sale of the premises in Strakonicka from auto Motol Beni a.s. (refer to Note 5). For the financial liability of EUR 191 thsd. as of December 31, 2018 (December 31, 2017: EUR 198 thsd.), interest of 4% is charged. The liability has to be repaid in monthly instalments until 2021.

RELATED PARTY SUMMARY

Amounts due from and to related parties as of December 31, 2018 and 2017 were as follows (in EUR thsd):

	2018
	MVC Inc.	Tekers	Total
Current portion long-terms financial liabilities (Note 10)	0	44	44
Financial liabilities long-term (Note 10)	6,918	147	7,065
Accrued Expenses and Other Short-Term Liabilities	239	0	0

	2017
	MVC Inc.	Tekers	Total
Current portion long-terms financial liabilities (Note 10)	0	44	44
Financial liabilities long-term (Note 10)	4,360	154	4,514

NOTE    16           REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table shows our revenue disaggregated by primary geographical markets and timing of revenue recognition separated by major products in 2018, 2017 and 2016.

Year ended December 31,	2018	2017	2016
Primary geographical markets
Austria	119,598	116,246	109,249
Belgium	0	0	435
Czech Republic	33,539	41,508	40,250
Total revenue, net	153,137	157,754	149,934

Major products
Sale of new cars	94,604	103,571	138,644
Sale of used cars	20,342	16,873	2,504
Spare parts	17,159	15,652	2,623
Service	13,376	13,686	1,080
Extended warranty	364	368	377
Lease	320	0	0
Others	6,972	7,604	4,706
Total revenue, net	153,137	157,754	149,934

Timing of revenue recognition
Products transferred at a point in time	151,170	156,461	148,695
Products and services transferred over time	1,967	1,293	1,239
Total revenue, net	153,137	157,754	149,934

In 2018 sales incentives and discounts received from suppliers of EUR 5,294 thsd. are netted in the cost of sales. In 2017 and 2016 discounts received by Auto Motol Beni s.a., Prague, (2017: EUR 5,262 thsd and 2016: EUR 4,703 thsd.) were included in revenues. The reclassification from revenues to cost of sales has no material impact on the fair presentation of the consolidated statements of income, comprehensive income, shareholders’ equity and cash flow for the year.

Advertising costs amount to EUR 875 thsd. in 2018 (2017: EUR 828 thsd. and 2016: EUR 852 thsd.).

NOTE    17           SUBSEQUENT EVENTS

Subsequent events have been evaluated through September 2019.

The maturity date of the bridge loan of MVC Capital Inc. of USD 7.2 million (EUR 6.3 million) was extended to December 31, 2020.

In March 2019 MVC Immobilien GmbH bought the until then leased company premises in Brunn am Gebirge. For this purpose a financing contract to the amount of EUR 4 million was signed in December 2018 with Hypo Tirol Bank AG.

In June 2019 the refinancing of the loan of MVC Immobilien GmbH, Vienna, with Bawag PSK AG, Vienna, Austria of EUR 6.8 million for the premises in Vienna, Brünnerstrasse, until June 2031 was agreed with Raiffeisenbank, Zwettl.

In January 2019 the Belgian court delivered the final judgement in the pending CEGEAC law suit (refer to Note 12). MVC Automotive Group GmbH was sentenced to an additional payment of 2 million EUR regarding the liquidation and insolvency process. Thereof an amount of 1.2 million was covered by the D&O insurance. Payment was received in September 2019. In October 2019 a contribution of USD 1.0 million (EUR 905 thsd.) was agreed, thereof the outstanding amount of EUR 860 thsd. (including legal costs) was covered by a capital contribution of MVC Capital Inc. in September 2019. Due to the fact that the commitement of MVC Capital Inc. was only received after the balance sheet date, as of December 31, 2018 a liability of EUR 860 thsd. was included in provisions, accrued expenses and other short term liabilities.

There are no other subsequent events to be mentioned.

NOTE    18           DIRECTORS’ REMUNERATION

DIRECTORS’ REMUNERATION

The costs relating to the remuneration of the Board of Directors for the year 2018 were EUR 0.5 million (2017: EUR 0.4 million and 2016: EUR 0.4 million)

Vienna, December 6, 2019

The Managing Directors:

Alexander Bittner              Puneet Sanan                Michael Tokarz                    Scott David Foote